SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 28 2005

DIVISION OF MARKET REGULATION

SECURITIE

05037098

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

3/16 cm

| SEC FILE NUMBER |
|---|
| 8- ~~13621~~ 35847 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transamerica Securities Sales Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive Street, Suite T-2500
(No. and Street)

| Los Angeles | CA | 90015 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Chuang (213) 741-5797
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 725 South Figueroa | Los Angeles | CA | 90017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Sandra C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Securities Sales Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Los Angeles

Subscribed and sworn to before me this 18th day of February, 2005 by Sandra C. Brown

Personally known to me

[signature]

Notary Public

[signature]

Signature

President

Title

ISELA ORTEGA
Commission # 1543121
Notary Public - California
Los Angeles County
My Comm. Expires Jan 21, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Financial Statements and Supplemental Information

Transamerica Securities Sales Corporation

*Year ended December 31, 2004*

*with Report and Supplementary Report of Independent Auditors*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

# ANNUAL AUDITED REPORT

Date – December 31, 2004

TRANSAMERICA SECURITIES SALES CORPORATION
(Name of Respondent)

1150 South Olive Street, Los Angeles, California 90015
(Address of Principal Executive Office)

Sandra C. Brown
President
Transamerica Securities Sales Corporation
1150 South Olive Street
Los Angeles, California 90015
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Transamerica Securities Sales Corporation

Financial Statements and Supplemental Information

Year ended December 31, 2004

# Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

# Report of Independent Auditors

Board of Directors
Transamerica Securities Sales Corporation

We have audited the accompanying statement of financial condition of Transamerica Securities Sales Corporation (the "Company") as of December 31, 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 1, 2005

Transamerica Securities Sales Corporation

Statement of Financial Condition

December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 297,915 |
| Commissions receivable | 1,773 |
| Total assets | $ 299,688 |
| | |
| **Liabilities and shareholder's equity** | |
| Liabilities: | |
| Income taxes payable to parent and other liabilities | $ 7,556 |
| | |
| Shareholder's equity: | |
| Common stock (par value $0.01) 20,000 shares authorized, 1,000 shares issued and outstanding | 10 |
| Additional paid-in capital | 189,668 |
| Retained earnings | 102,454 |
| Total shareholder's equity | 292,132 |
| Total liabilities and shareholder's equity | $ 299,688 |

*See accompanying notes.*

Transamerica Securities Sales Corporation

## Statement of Income

Year ended December 31, 2004

| | |
|---|---|
| Revenues: | |
| Commissions from sale of registered investment products | $ 6,755,204 |
| Interest income | 2,336 |
| | 6,757,540 |
| Expenses: | |
| Commissions paid for sale of registered investment products | 6,743,477 |
| Taxes and filing fees | 4,732 |
| | 6,748,209 |
| Income before taxes | 9,331 |
| Federal income taxes | (3,266) |
| Net income | $ 6,065 |

*See accompanying notes.*

# Transamerica Securities Sales Corporation

## Statement of Changes in Shareholder's Equity

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance at December 31, 2003 | $ 10 | $ 189,668 | $ 96,389 | $ 286,067 |
| Net income | – | – | 6,065 | 6,065 |
| Balance at December 31, 2004 | $ 10 | $ 189,668 | $ 102,454 | $ 292,132 |

*See accompanying notes.*

# Transamerica Securities Sales Corporation

## Statement of Cash Flows

Year ended December 31, 2004

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 6,065 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Decrease in commissions and 12b-1 fees receivable | | (949) |
| Increase in income taxes payable | | (5,132) |
| Net cash used in operating activities | | (16) |
| | | |
| Cash and cash equivalents at December 31, 2003 | | 297,931 |
| Cash and cash equivalents at December 31, 2004 | $ | 297,915 |
| | | |
| Income taxes paid | $ | 3,266 |

*See accompanying notes.*

## 1. Organization

Transamerica Securities Sales Corporation (the Company) is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Service Company (TSC), which is a wholly owned indirect subsidiary of AEGON N.V. (AEGON), a holding company organized under the laws of the Netherlands.

The Company has distribution agreements with Transamerica Occidental Life Insurance Company (TOLIC) and Transamerica Life Insurance and Annuity Company (TALIAC) to sell and distribute variable universal life insurance and variable annuity products offered by these affiliated companies.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provision of Rule 15c3-3 of the Securities and Exchange Commission.

## 2. Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

### Cash Equivalents

Cash equivalents consist primarily of a bank sponsored money market fund. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Commissions

Commission revenue and commission expense are recorded on a trade-date basis as securities transactions occur.

**3. Related Party Transactions**

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. All commission amounts earned and paid relate to these agreements. Pursuant to distribution agreements, commissions owed to representatives of the Company are paid directly to the representative by TALIAC and TOLIC. Accordingly, commissions and 12b-1 fees receivable and commissions and 12b-1 fees payable are settled on a net basis with the affiliated companies. AEGON provides certain personnel and other support services to the Company.

**4. Income Taxes**

The Company files a consolidated federal income tax return with its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The federal income tax liability differs from the statutory rate of 35% due to certain nondeductible expenses. Current taxes due are recorded as a current income tax payable and are expected to settle through an intercompany payable to TSC on an annual basis.

**5. Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2004, the Company had net capital of approximately $287,033 which was $282,033 in excess of the required net capital of $5,000.

# Supplemental Information

## Transamerica Securities Sales Corporation

## Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

| | |
|---|---|
| Computation of net capital: | |
| Total shareholder's equity | $ 292,132 |
| Total shareholder's equity qualified for net capital | $ 292,132 |
| Nonallowable assets | – |
| Net capital before haircuts on securities positions | 292,132 |
| Haircuts on securities (money market fund) | (5,099) |
| Net capital | $ 287,033 |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 503 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above amounts) | $ 5,000 |
| Excess net capital | $ 282,033 |
| Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness) | $ 286,277 |
| Computation of aggregate indebtedness: | |
| Total liabilities and aggregate indebtedness | $ 7,556 |
| Ratio of aggregate indebtedness to net capital | 0.03 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

*There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA focus filing.*

Transamerica Securities Sales Corporation

Statement Regarding Rule 15c3-3

December 31, 2004

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

# Supplementary Report of Independent Auditors on Internal Control

Board of Directors
Transamerica Securities Sales Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Transamerica Securities Sales Corporation (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Board of Directors
Transamerica Securities Sales Corporation

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC' s above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management' s authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company' s practices and procedures were adequate at December 31, 2004, to meet the SEC' s criteria.

Board of Directors
Transamerica Securities Sales Corporation

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 1, 2005